Exhibit 2.4

THIRD AMENDMENT TO PURCHASE AGREEMENT

This Third Amendment to Purchase Agreement (the “Amendment”) is made as of the 27th day of September 2012, by and between 1761 Pinewood Holdings LLC, a Delaware limited liability company (“Seller”), and AdCare Property Holdings, LLC, an Ohio limited liability company (“Purchaser”).  Seller and Purchaser are hereinafter jointly referred to as the “Parties” and individually as a “Party”.

WHEREAS, the Seller and the Purchaser entered into a Purchase Agreement dated as of April 27, 2012, as amended pursuant to that certain Amendment to Purchase Agreement dated as of July 19, 2012, as further amended pursuant to that certain Second Amendment to Purchase Agreement dated as of August 31, 2012 (as amended, the “Agreement”); and

WHEREAS, the Parties wish to further amend the Agreement as described herein;

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, the adequacy and sufficiency of which are hereby acknowledged, it is agreed between the Parties as follows:

1.              Defined Terms.  Unless otherwise indicated herein, capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

2.              Additional Earnest Money; Partial Disbursement of Earnest Money.  Within three (3) business days of the date hereof, Purchaser shall wire the sum of Five Hundred Fifty Thousand and 00/100 Dollars ($550,000.00) to Escrow Agent as additional Earnest Money (the “Additional Earnest Money”).  By the execution of this Amendment, Purchaser hereby authorizes and directs Escrow Agent to promptly wire the sum of Six Hundred Thousand and 00/100 Dollars ($600,000.00) (the “Additional Disbursed Earnest Money,” being the sum of the Additional Earnest Money plus the $50,000 Earnest Money that the Escrow Agent is holding as of the date of this Agreement) to Seller pursuant to the wire instructions set forth on Exhibit A attached hereto.  For the purposes of clarification and notwithstanding anything to the contrary contained in the Agreement, once the Additional Disbursed Earnest Money has been disbursed by the Escrow Agent, the Escrow Agent shall not be holding any remaining Earnest Money pursuant to the Escrow Agreement.  For the purposes of Section 2(b) of the Agreement, the Additional Disbursed Earnest Money shall be deemed to be “Earnest Money” (such that the total amount of Earnest Money shall be Eight Hundred Fifty Thousand and 00/100 Dollars [$850,000.00]) and shall be credited against the Purchase Price at Closing, unless the Closing does not occur due to a default by Seller in accordance with Section 17 of the Agreement, in which event all Earnest Money (comprised of the Additional Earnest Money, the Disbursed Earnest Money and the Additional Disbursed Earnest Money) shall be returned to Purchaser.  In the event the Closing does not occur due to a default by Buyer under the Agreement, including, without limitation the failure of Buyer to close the transaction contemplated under the Agreement on or before the Walk-Away Date, all Earnest Money shall remain the property of Seller and Purchaser shall have no rights whatsoever with respect thereto.

3.              Date of Closing.  The Parties agree that the Closing Date shall be on or before December 28, 2012, and shall be effective as of 12:00 a.m. January 1, 2013.  Section 8 of the Agreement shall be amended as follows:

a.              The date “October 1, 2012” in line 10 of Section 8 shall be deleted and replaced with “January 1, 2013”.

b.              The date “September 30, 2012” in line 11 of Section 8 shall be deleted and replaced with “December 31, 2012”.

Notwithstanding anything to the contrary contained in the Agreement, upon fourteen (14) days written notice by Purchaser to Seller (the “Closing Date Notice”), Purchaser shall have the right to close the transaction contemplated under the Agreement on the last business day of October or November, with the transition of operations at the Facility to occur and to be effective as of 12:00 a.m. on the first day of the month following the Closing.  The Closing Date Notice shall be irrevocable by Purchaser and the date set forth in the Closing Date Notice for the Closing to occur shall be deemed to be the Walk-Away Date.

4.              Counterparts.  This Amendment may be executed in counterparts, each of which will be an original and all of which taken together shall constitute one and the same agreement, and any Party hereto may execute this Agreement by signing any such counterpart.

5.              Miscellaneous.  This Amendment and the obligations of the Parties hereunder shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns and shall be governed by and construed in accordance with the laws governing the Agreement.  This Amendment may not be modified or amended in any manner other than by a written agreement signed by all Parties.  Except as otherwise expressly provided in this Amendment, the provisions of the Agreement are hereby ratified and confirmed and remain in full force and effect. The Recitals are correct and are incorporated as a substantive part of this Amendment. Delivery of this Amendment by facsimile or electronic mail by any party shall represent a valid and binding execution and delivery of this Amendment by such party.

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IN WITNESS WHEREOF, each of the Parties hereto and in the capacity indicated below has executed this Amendment as of the day and year first above written.

PURCHASER:

ADCARE PROPERTY HOLDINGS, LLC,
an Ohio limited liability company

By:	/s/ Christopher F. Brogdon
Name:	Christopher F. Brogdon
Title:	Vice Chairman and Chief Acquisition Officer

SELLER:

1761 PINEWOOD HOLDINGS LLC,
a Delaware limited liability company

By:	/s/ Abraham Shaulson
Name: Abraham Shaulson
Title: President